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                             July 12, 2023

       Zhuowei Zhong
       President & Chairman of the Board
       JRSIS HEALTH CARE Corp
       3/F Building A , De Run Yuan
       No. 19 Chang Yi Road , Chang Ming Shui
       Wu Gui Shan , Zhong Shan City 528458

                                                        Re: JRSIS HEALTH CARE
Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-36758

       Dear Zhuowei Zhong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Part I
       Item 1. Business, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Florida
holding company with operations conducted by your subsidiary.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
 Zhuowei Zhong
FirstName  LastNameZhuowei
JRSIS HEALTH    CARE Corp Zhong
Comapany
July       NameJRSIS HEALTH CARE Corp
     12, 2023
July 12,
Page  2 2023 Page 2
FirstName LastName
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3.       Please disclose the location of your auditor   s headquarters and
whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. For additional information refer to https://www.sec.gov/hfcaa.
4. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Item 1A. Risk Factors
Risks Related to Doing Business in China, page 5

6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your
 Zhuowei Zhong
FirstName  LastNameZhuowei
JRSIS HEALTH    CARE Corp Zhong
Comapany
July       NameJRSIS HEALTH CARE Corp
     12, 2023
July 12,
Page  3 2023 Page 3
FirstName LastName
         ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
7. We note your disclosure on page 8 about the Holding Foreign Companies Accountable
         Act. Please expand your risk factors to disclose that the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and thus,
         reduces the time before your securities may be prohibited from trading or delisted. We also note your disclosure that the Commission conclusively identified you as a
            Commission Identified Issuer    on May 13, 2022. Please revise your
disclosure to
         explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the
         PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. PRC Laws and Regulations Affecting Our Business, page 5

10. We note your disclosure here regarding several PRC laws and regulations that could affect your business. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
 Zhuowei Zhong
FirstName  LastNameZhuowei
JRSIS HEALTH    CARE Corp Zhong
Comapany
July       NameJRSIS HEALTH CARE Corp
     12, 2023
July 12,
Page  4 2023 Page 4
FirstName LastName
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 19

11. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
         7214(i)(2)(A)) as having retained, for the preparation of the audit report on the financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company
         Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR
         submission form    SPDSCL-HFCAA-GOV    or tell us why you do not
believe you are
         required to do so. Refer to the Staff Statement on the Holding Foreign Companies
         Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623
General

12. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhuowei Zhong
JRSIS HEALTH CARE Corp
July 12, 2023
Page 5

        You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Contact
Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

FirstName LastNameZhuowei Zhong                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameJRSIS HEALTH CARE Corp
                                                           Services
July 12, 2023 Page 5
cc:       Robert Brantl
FirstName LastName